File No.
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                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under Section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended


                                AWG Leasing Trust

                        (Name of foreign utility company)

                                AWG Leasing Trust

                            (Name of filing company)


ITEM 1
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                  Foreign utility status is claimed by the AWG Leasing Trust, a
Delaware business trust to be established on or before December 31, 1999 pursuant to a trust agreement (the "Trust Agreement") among Wilmington Trust Company, a Delaware banking corporation, not in its individual capacity but solely as a trustee (the "Trustee"), PNC Capital Leasing, LLC, a Delaware limited liability company and KSP Investments, Inc., a corporation formed under the laws of the State of Delaware.

                  The AWG Leasing Trust is to be the lessee and sub-lessor of an approximately 40 MW waste-to-energy facility (the "AWG Facility") located in vicinity of the City of Wuppertal, in the Federal Republic of Germany. AWG Abfallwirtschaftsgesellschaft mbH Wuppertal ("AWG") is to be the lessor and sub-lessee of the AWG Facility.

                  The business address of the AWG Leasing Trust, is:

                  c/o Wilmington Trust Company
                  Rodney Square North
                  1100 North Market Street
                  Wilmington, DE 19890-0001

                  Attention: Corporate Trust Department

ITEM 2
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                  Not applicable

EXHIBIT A
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                  Not applicable.


                  The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                    By: /s/ W. Chris Sponenberg
                                        -------------------------------
                                        WILMINGTON TRUST COMPANY AS
                                        Trustee
                                        AWG Leasing Trust


Date: December 6, 1999
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